UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

GDS Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

36165L108

(CUSIP Number)

Chan Jen Keet

c/o Singapore Technologies Telemedia Pte Ltd

1 Temasek Avenue #33-01

Millenia Tower

Singapore 039192

Telephone: (65) 6723 8633

Facsimile: (65) 6720 7220

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36165L108	Page 1 of 6

1	Names of Reporting Persons Singapore Technologies Telemedia Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 424,120,604(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 424,120,604(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 424,120,604(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 36.9%(2)(3)
14	Type of Reporting Person CO

(1)	437,043,684 assuming the completion of, and after giving effect to, the June 2020 Private Placement (as defined herein). See Items 4 and 5 of this Schedule 13D.
(2)

36.1% assuming the completion of, and after giving effect to, the June 2020 Private Placement. Percentages are based on 1,148,842,379 Class A Shares represented by the Issuer to be outstanding as of June 22, 2020, as set forth in the June 2020 Share Purchase Agreement (as defined herein). See Items 4 and 5 of this Schedule 13D.

(3)

67,590,336 Class B Ordinary Shares (“Class B Shares”) were represented by the Issuer to be outstanding as of June 22, 2020, as set forth in the June 2020 Share Purchase Agreement. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of June 22, 2020 represented approximately 17.0% (and 17.1% assuming the completion of, and after giving effect to, the June 2020 Private Placement) of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of June 22, 2020 represented approximately 34.9% (and 34.2% assuming the completion of, and after giving effect to, the June 2020 Private Placement) of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis. See Items 4 and 5 of this Schedule 13D.

CUSIP No. 36165L108	Page 2 of 6

1	Names of Reporting Persons STT Communications Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 424,120,604(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 424,120,604(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 424,120,604(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 36.9%(2)(3)
14	Type of Reporting Person CO

(1)	437,043,684 assuming the completion of, and after giving effect to, the June 2020 Private Placement. See Items 4 and 5 of this Schedule 13D.
(2)

36.1% assuming the completion of, and after giving effect to, the June 2020 Private Placement. Percentages are based on 1,148,842,379 Class A Shares represented by the Issuer to be outstanding as of June 22, 2020, as set forth in the June 2020 Share Purchase Agreement. See Items 4 and 5 of this Schedule 13D.

(3)

67,590,336 Class B Shares were represented by the Issuer to be outstanding as of June 22, 2020, as set forth in the June 2020 Share Purchase Agreement. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of June 22, 2020 represented approximately 17.0% (and 17.1% assuming the completion of, and after giving effect to, the June 2020 Private Placement) of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of June 22, 2020 represented approximately 34.9% (and 34.2% assuming the completion of, and after giving effect to, the June 2020 Private Placement) of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis. See Items 4 and 5 of this Schedule 13D.

CUSIP No. 36165L108	Page 3 of 6

1	Names of Reporting Persons STT GDC Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 424,120,604(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 424,120,604(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 424,120,604(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 36.9%(2)(3)
14	Type of Reporting Person CO

(1)	437,043,684 assuming the completion of, and after giving effect to, the June 2020 Private Placement. See Items 4 and 5 of this Schedule 13D.
(2)

36.1% assuming the completion of, and after giving effect to, the June 2020 Private Placement. Percentages are based on 1,148,842,379 Class A Shares represented by the Issuer to be outstanding as of June 22, 2020, as set forth in the June 2020 Share Purchase Agreement. See Items 4 and 5 of this Schedule 13D.

(3)

67,590,336 Class B Shares were represented by the Issuer to be outstanding as of June 22, 2020, as set forth in the June 2020 Share Purchase Agreement. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of June 22, 2020 represented approximately 17.0% (and 17.1% assuming the completion of, and after giving effect to, the June 2020 Private Placement) of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of June 22, 2020 represented approximately 34.9% (and 34.2% assuming the completion of, and after giving effect to, the June 2020 Private Placement) of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis. See Items 4 and 5 of this Schedule 13D.

CUSIP No. 36165L108	Page 4 of 6

Explanatory Note

This Amendment No. 9 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Commission on June 5, 2017 and amended on June 19, 2017, October 23, 2017, November 16, 2017, February 1, 2018, June 18, 2018, July 5, 2018, March 19, 2019 and December 10, 2019 (the “Statement”) relating to the Class A Ordinary Shares, par value $0.00005 per share (the “Class A Shares”), of GDS Holdings Limited, a Cayman Islands company (the “Issuer”), with its principal executive offices located at 2/F, Tower 2, Youyou Century Place, 428 South Yanggao Road, Pudong, Shanghai 200127, People’s Republic of China.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following:

The working capital of STTC will be the source of funds used to purchase the Class A Shares to be acquired by STT GDC in the June 2020 Private Placement (as defined below) as further described in Item 4.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by inserting the following:

June 2020 Private Placement

On June 22, 2020, STT GDC entered into a share purchase agreement (the “June 2020 Share Purchase Agreement”) with the Issuer to subscribe for and purchase from the Issuer 12,923,080 Class A Shares at a purchase price of $8.125 per share, representing an aggregate purchase price of $105.0 million. On the same day, the Issuer announced that Hillhouse Capital (such relevant entities, the “Hillhouse Entities”) agreed to purchase, through a private placement, a total of $400 million of newly issued Class A Shares at the same price. The foregoing transactions are collectively referred to as the “June 2020 Private Placement”.

Pursuant to the terms of the June 2020 Share Purchase Agreement, (1) STT GDC agreed with the Issuer to, prior to the closing of the June 2020 Private Placement, deliver its written consent to the Issuer to consent to the full extent required under the Members Agreement to the grant by the Issuer of certain registration rights to the Hillhouse Entities, and (2) the Issuer and STT GDC agreed that, upon the closing of the June 2020 Private Placement, they will enter into an investor rights agreement, in each case in substantially the form set forth in the June 2020 Share Purchase Agreement.

The expected closing date of the June 2020 Private Placement for STT GDC is June 26, 2020, subject to customary closing conditions.

The description herein of the June 2020 Share Purchase Agreement, including the forms of the written consent and the investor rights agreement attached as exhibits thereto, does not purport to be complete and are subject to, and qualified in their entirety by, the full text of the form of such document attached hereto as Exhibit 99.2 and incorporated herein by reference.

CUSIP No. 36165L108	Page 5 of 6

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

(a)-(b)    STT, through its ownership of STTC and STT GDC, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 424,120,604 Class A Shares, or approximately 36.9% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of June 22, 2020.

STTC, through its ownership of STT GDC, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 424,120,604 Class A Shares, or approximately 36.9% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of June 22, 2020.

STT GDC directly owns 424,120,604 Class A Shares (directly or in the form of ADSs), or approximately 36.9% of the outstanding Class A Shares, and has shared power over the voting and disposition of such Class A Shares, as of June 22, 2020.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the 424,120,604 Class A Shares deemed to be beneficially owned by each of the Reporting Persons as of June 22, 2020 (as set forth in the preceding paragraphs) by (ii) 1,148,842,379 Class A Shares represented by the Issuer to be outstanding as of June 22, 2020, as set forth in the June 2020 Share Purchase Agreement.

67,590,336 Class B Shares were represented by the Issuer to be outstanding as of June 22, 2020, as set forth in the June 2020 Share Purchase Agreement. On that basis, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of June 22, 2020 represented approximately 17.0% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:20 basis described herein and approximately 34.9% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:1 basis described herein.

Assuming the completion of, and after giving effect to, the June 2020 Private Placement, (1) STT, through its ownership of STTC and STT GDC, will be deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 437,043,684 Class A Shares, or approximately 36.1% of the Class A Shares expected to be outstanding, and to have shared power over the voting and disposition of such Class A Shares, (2) STTC, through its ownership of STT GDC, will deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 437,043,684 Class A Shares, or approximately 36.1% of Class A Shares expected to be outstanding, and to have shared power over the voting and disposition of such Class A Shares, and (3) STT GDC will directly own 437,043,684 Class A Shares (directly or in the form of ADSs), or approximately 36.1% of the outstanding Class A Shares, and have shared power over the voting and disposition of such Class A Shares. The foregoing post-June 2020 Private Placement percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the 437,043,684 Class A Shares that will be deemed to be beneficially owned by each of the Reporting Persons assuming the completion of, and after giving effect to, the June 2020 Private Placement by (ii) 1,210,996,227 Class A Shares expected to be outstanding assuming the completion of, and after giving effect to, the June 2020 Private Placement.

67,590,336 Class B Shares are expected to remain outstanding assuming the completion of the June 2020 Private Placement. On that basis, the Class A Shares deemed to be beneficially owned by the Reporting Persons assuming the completion of, and after giving effect to, the June 2020 Private Placement will represent approximately 17.1% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:20 basis described herein and approximately 34.2% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:1 basis described herein.

CUSIP No. 36165L108	Page 6 of 6

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer’s outstanding Class A Shares (directly or indirectly in the form of ADSs) as of June 22, 2020, based on 1,148,842,379 Class A Shares represented by the Issuer to be outstanding as of June 22, 2020, as set forth in the June 2020 Share Purchase Agreement.

(c) Except for the 12,923,080 Class A Shares to be acquired by STT GDC in the June 2020 Private Placement as disclosed above, there have been no transactions by the Reporting Persons in the Class A Shares of the Issuer (directly or in the form of ADSs) during the past sixty days.

To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in the Class A Shares of the Issuer (directly or in the form of ADSs) during the past sixty days, except for the dispositions of ADSs described below.

Name	Date	No. of ADSs disposed	Average price per ADS
Bruno Lopez	May 27, 2020	20,000	$56.72
Liu Chee Ming	May 19, 2020	3,000	$63.50
	June 3, 2020	4,000	$60.00
Lim Ah Doo	May 20, 2020	23,700	$64.06
Sio Tat Hiang	May 21, 2020	35,421	$59.48
	May 22, 2020	20,000	$55.28
	May 26, 2020	17,000	$58.50
	May 27, 2020	23,391	$56.98
	May 28, 2020	2,000	$55.22
	May 29, 2020	5,000	$56.38
	June 1, 2020	15,000	$58.98
	June 3, 2020	2,188	$59.98

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by inserting the following:

Item 4 above summarizes certain provisions of June 2020 Share Purchase Agreement, including the forms of the written consent and the investor rights agreement attached as exhibits thereto, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated June 5, 2017, among STT, STTC and STT GDC (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the Commission on June 5, 2017).
99.2	June 2020 Share Purchase Agreement, dated as of June 22, 2020, between the Issuer and STT GDC, including the forms of the written consent and the investor rights agreement attached as exhibits thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 24, 2020

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT COMMUNICATIONS LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT GDC PTE. LTD.

By:	/s/ Bruno Lopez
Name: Bruno Lopez
Title: Director